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) STATES
CHANGE COMMISSION
ı, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 5 2002
354

SEC FILE NUMBER
8- 45235

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

World Choice Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1420 Brown Trail___
                                                    (No. and Street)

___Bedford___   ___Texas___   ___76022___
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Ross Morris___   ___817-280-9900___
                                                                            (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Rhodes Osiek & Company, L.L.P.___
                    (Name — if individual, state last, first, middle name)

___2170 West Interstate 20___   ___Arlington___   ___TX___   ___76017___
        (Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____ Ross Morris _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ World Choice Securities _____, as of _____ December 31 _____, X9X2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

WILDA J. BERRY
MY COMMISSION EXPIRES
February 3, 2004

_____
Signature

_____ President _____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

World Choice Securities, Inc.

Financial Statements
As of
December 31, 2001

Together With
Auditor's Report

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

WORLD CHOICE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

World Choice Securities, Inc.:

We have audited the accompanying statement of financial condition of World Choice Securities, Inc. as of December 31, 2001, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Choice Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Rhodes Osiek & Company

February 6, 2002

WORLD CHOICE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 (NOTE 1)

ASSETS

CURRENT ASSETS:

Cash	$	85,564
Clearing deposits		35,000
Receivable from dealers		292,783
Total current assets		413,347

PROPERTY AND EQUIPMENT, AT COST:
Net of depreciation (Note 2) 1,688

INVESTMENTS 16,300

Total Assets $ 431,335

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	265,111
Total current liabilities		265,111

STOCKHOLDERS' EQUITY

Common stock, par value $1 per share,
1,000,000 shares authorized, 8,000
shares issued and outstanding 8,000

Retained earnings 158,224

Total stockholders' equity 166,224

Total Liabilities and
Stockholders' Equity $ 431,335

The accompanying notes are an integral part
of these financial statements.

WORLD CHOICE SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001 (NOTE 1)

REVENUES:

Commissions income	$ 1,936,827
Fees received	48,269
Total revenue	2,114,462

EXPENSES:

Commissions	1,646,562
Salaries	123,585
Regulatory fees	28,141
Overhead reimbursement (Note 4)	98,100
Insurance	11,419
General and administrative	43,023
Total expenses	1,950,830
NET INCOME (Loss)	$ 34,266

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common Stock | | Retained Earnings (Deficit) |
	Shares	Amount	
BALANCE AT DECEMBER 31, 2000	8,000	$ 8,000	$ 154,658
NET INCOME (Loss)	-	-	34,266
DIVIDENDS	-	-	(30,700)
BALANCE AT DECEMBER 31, 2001	8,000	$ 8,000	$ 158,224

The accompanying notes are an integral part
of these financial statements

-4-

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Liabilities subordinated to claims of general creditors as of December 31, 2000	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2001	$ 0

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (Loss)	$ 34,266
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	481
Increase in clearing deposits	(35,000)
Increase in receivable from dealers	(187,257)
Increase in accounts payable	122,012
NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES	(65,498)
CASH FLOWS FROM INVESTING ACTIVITIES	
Payment of dividends	(30,700)
NET CASH (USED) FROM INVESTING ACTIVITIES	(30,070)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(96,198)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	181,762
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 85,564

The accompanying notes are an integral part
of these financial statements

-6-

WORLD CHOICE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

World Choice Securities, Inc. (the Company) changed its name on March 19, 1997. The name was changed shortly after the Company was purchased by the current shareholder. The Company was previously named PB&T Financial Services, Inc. The current owner purchased PB & T Financial Services, Inc. assuming no accounts or liabilities of the previous owners.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Property and equipment -

Property and equipment are carried at cost and consist of data processing equipment and office furniture and equipment. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation on the data processing equipment is provided using straight-line method for financial statement purposes based on a five-year life. Office furniture is depreciated using the straight-line method based on a seven-year life. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective share of net income.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(2)   PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

Data processing equipment	$ 1,959
Office furniture	630
Less accumulated depreciation	(901)
	$ 1,688

Depreciation expense was $481 for the year ended December 31, 2001.

(3)   NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to Correspondent Services Corporation and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000. At December 31, 2001, the Company has net capital of $113,714, which is in excess of its required net capital.

(4)   FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2001, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	120,564	120,565	$ 1
Receivable from dealers	292,783	292,782	(1)
Property and equipment	1,688	2,169	481
Investments	16,300	16,300	0
Accounts payable, accrued liabilities, expenses and other payables	265,111	265,111	0
Retained earnings	166,224	166,705	(481)
			$ 0

(5)   RELATED PARTY TRANSACTION:

The Company has entered into an agreement with an affiliated company owned 100% by the sole-shareholder. This agreement makes available certain facilities and provides for performance of certain services for the Company. During 2001, the Company paid $98,100 in consideration for these services and facilities.

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on
Supplementary Information Required by
SEC Rule 17A-5

We have audited the financial statements of World Choice Securities, Inc. for the year ended December 31, 2001 and have issued our report thereon dated February 6, 2001. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

Rhodes Osiek & Company

February 6, 2002

WORLD CHOICE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 166,224
DEDUCTIONS	(52,510)
NET CAPITAL BEFORE HAIRCUTS	113,714
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	0
NET CAPITAL	$ 113,714

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 233,236
TOTAL AGGREGATE INDEBTEDNESS	$ 233,236

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	15,549
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 15,549

Ratio:
Aggregate Indebtedness to Net Capital   2.05 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17a-5 as of December 31, 2001)

Net Capital as Reported in Company's Part II Focus Report	$ 113,714
Adjustments	0
Net Capital Per Above	$ 113,714

WORLD CHOICE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH RECONCILIATION WITH CORRESPONDING PART II OF
FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS)
AS OF DECEMBER 31, 2001

SCHEDULE II

World Choice Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1-(a)(2)(a)(iv). World Choice Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

World Choice Securities, Inc. has not had any transactions during the year ending December 31, 2001, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

WORLD CHOICE SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE III

World Choice Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1(a)(2)(a)(iv). World Choice Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

World Choice Securities, Inc. has not had any transactions during the year ending December 31, 2001, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Internal

Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

World Choice Securities, Inc.:

We have audited the financial statements of World Choice Securities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 6, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c 3-1 and the procedures for determining the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of World Choice Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Osieh & Company

February 6, 2002